Exhibit 99.1

Americas Silver Corporation Announces First Shipments of San Rafael Concentrates

TORONTO--(BUSINESS WIRE)--October 3, 2017--Americas Silver Corporation (TSX:USA) (NYSE American:USAS) (“Americas Silver” or the “Company”) is pleased to announce that first processing of ore from its San Rafael Project occurred in the last week of September, 2017 from development stockpiles. The first lead and zinc concentrates produced from the Company’s newly modified Los Braceros Mill have been shipped to the Port of Manzanillo from the Cosalá Operations in Sinaloa, Mexico.

The reconfigured flotation circuit at the Los Braceros Mill has been successfully commissioned. Initial milling rates, metal recoveries and concentrate grades are meeting expectations and approaching steady-state targets set out in the April 2016 San Rafael Pre-Feasibility Study. The Company expects San Rafael to be the sole source of mill feed by the end of November, 2017 with commercial production expected before the end of the fourth quarter. Five development headings are currently accessing ore in the southern lobe of the Main Zone at San Rafael and will be stockpiled while the existing Nuestra Señora ore is processed. The Nuestra Señora mine is expected to be put on care and maintenance by the end of Q1 2018, although additional material is available to supplement mill feed, if required.

“Initial concentrate deliveries were on time, met internal targets and third party specifications,” said Darren Blasutti, President and CEO. “Despite a transitional third quarter, the start-up of the San Rafael mine and continued strengthening of zinc and lead prices sets-up our fourth quarter and next year for significantly reduced all-in-sustaining costs and free cash flow. We expect to use this cash flow to further explore, develop and organically grow our large and prospective silver reserves and resources without equity dilution.”

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including the successful completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO